Exhibit 99.2

FORM OF CONVERTIBLE NOTE PURCHASE AGREEMENT

THIS CONVERTIBLE NOTE PURCHASE AGREEMENT (this “Agreement”) is made and entered into on     , 2025 by and among:

1.	Nano Labs Ltd, an exempted company incorporated under the Laws of the Cayman Islands (the “Company”); and

2.	Each Person listed in Schedule I hereto (each a “Holder” and collectively the “Holders”).

Each of the parties listed above is referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

A.	The Company desires to issue to each Holder, and each Holder desires to subscribe from the Company, for a convertible promissory note in substantially the form attached hereto as Exhibit A (a “Note”), pursuant to the terms and subject to the conditions of this Agreement.

C.	The Company and each Holder desire to enter into this Agreement on the terms and conditions hereof.

THE PARTIES HEREBY AGREE AS FOLLOWS:

SECTION 1 ISSUANCE OF NOTE

Subject to the terms and conditions of this Agreement, the Company agrees to issue to each Holder a Note with a principal value set forth opposite such Holder’s name on Schedule I, and in exchange, each Holder, severally and not jointly, agrees to subscribe for such Note from the Company for a purchase price equal to the principal value set forth opposite such Holder’s name on Schedule I (being 100% of the face value thereof (with respect to such Holder, its “Purchase Price”) for an aggregate Purchase Price of US$500 million in the form of immediately available cash in U.S. dollars and/or an equivalent amount of agreed-upon cryptocurrencies, as stipulated in each such Note.

SECTION 2 CLOSING

2.1 Closing. The closing of the purchase and sale of each such Note hereunder (the “Closing”) shall take place remotely via exchange of the electronic and/or facsimile copies of the required documents and signatures as soon as practicable after all closing conditions specified in Section 5 below have been waived or satisfied with respect to the applicable holder (except for such conditions that will be satisfied at the Closing), but in no event later than 360 calendar days, or at such other time and place as the Company and the Holders shall mutually agree in writing.

2.2 Non-contemporaneous Closing. Notwithstanding anything to the contrary in this Agreement, the Company and the Holders acknowledge and agree that the Closing may occur on a non-contemporaneous basis with respect to such Holders.

2.3 Delivery. At the Closing, (i) in addition to any items the delivery of which is made an express condition to each Holder’s obligations at the Closing pursuant to Section 5, such Holder shall pay Purchase Price in full for each such Note with a principal value set forth opposite such Holder’s name on Schedule I, provided that wire transfer instruction is delivered to such Holder within two (2) business day prior to the Closing, and (ii) the Company shall, at the Closing, deliver to each Holder a duly executed original copy or electronic scanned copy of each such Note against the payment of the corresponding Purchase Price by such Holder pursuant to Section 2 hereunder.

2.4 Failure to Close. Consistent with Section 2.2 regarding non-contemporaneous closings, the failure of any Holder to close shall not affect the validity or effectiveness of any Closing that has occurred or may occur with respect to any other Holder. The Parties acknowledge that the harm caused to the Company by such failure would be impossible or very difficult to accurately estimate at the time of entering into this Agreement. The Company may pursue remedies at law or in equity against the non-closing Holder.

SECTION 3 REPRESENTATIONS AND WARRANTIES OF HOLDERS

Each of the Holders hereby represents and warrants to the Company as follows:

3.1 Purchase for Own Account. It is acquiring each such Note and the equity securities issuable upon conversion of each such Note (collectively, the “Securities”) solely for its own account and not as a nominee or agent.

3.2 Authorization. The Holder has all requisite power and authority to execute and deliver this Agreement and to carry out and perform its obligations hereunder. All action on the part of the Holder necessary for the authorization, execution and delivery of this Agreement has been taken or will be taken prior to the Closing.

SECTION 4 Representations and Warranties of the COMPANY

The Company hereby jointly and severally represents and warrants to the Holders the following:

4.1 Organization, Good Standing and Qualification. The Company is duly organized, validly existing and in good standing under the laws of the place of its incorporation or establishment and has all requisite corporate power and authority to own its properties and assets and carry on its business as now conducted and as proposed to be conducted and to perform each of its obligation hereunder and under any agreement contemplated hereunder to which it is a party.

4.2 Authorization. The Company has obtained all necessary consents and approvals, to execute and deliver this Agreement and, if applicable, each such Note (together with this Agreement, collectively, the “Transaction Documents”), to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby (the “Transactions”). The execution and delivery of the Transaction Documents have been authorized by all necessary action on the part of the Company. The Transaction Documents have been, or in the case of each such Note will have been prior to the Closing, duly and validly executed and delivered by the Company and constitute its legal, valid and binding obligation, enforceable against it in accordance with their terms.

4.3 Litigation. There is no action, suit, proceeding or investigation pending or currently threatened against the Company that questions the validity of this Agreement, the right of the Company to enter into the Transaction Documents, or to consummate the Transactions, or that might result, either individually or in the aggregate, in any material adverse changes in the assets, condition, affairs or prospects of the Company, financially or otherwise, nor is the Company aware that there is any basis for the foregoing. None of the Company or any of its subsidiaries is a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality.

4.4 Valid Issuance of Securities. The securities issuable upon conversion of each such Note, when issued, sold and delivered in accordance with the terms of each such Note for the consideration expressed therein, will be duly and validly issued, fully paid, and non-assessable, and will be free of restrictions on transfer other than restrictions on transfer under this Agreement and under applicable securities laws.

4.5 No Violations. None of the Company or any of its subsidiaries is in violation or default of any provision of its constitutional documents, or any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound.

4.6 Compliance with Laws. The Company and all of its subsidiaries have obtained and has maintained in good standing all licenses, permits, consents and authorisations required to be obtained by it under all applicable laws necessary for the operation of its business, and all such licenses, permits, consents and authorizations remain in full force and effect. Each of the Company and its subsidiaries is in compliance with all applicable laws in all material respects.

4.7 Exempt Offering. The offer, sale and issuance of each such Note as contemplated by this Agreement are exempt from the registration requirements of U.S. Securities Act of 1933, as amended, and will not result in a violation of the qualification or registration requirements of the any applicable securities laws, and neither the Company nor any of its authorized agent will take any action hereafter that would cause the loss of such exemption.

4.8 Full Disclosure. All material facts relating to the Company and its business that have been reasonably requested by the Holders have been disclosed or made available to the Holders. Neither the Transaction Documents nor any other document provided to the Holders contains any untrue statement or omits or will omit to state a fact necessary to make the statements contained herein or therein not misleading in light of the circumstances under which they were made.

SECTION 5 CONDITIONS TO CLOSING

The obligations of each Holder under this Agreement at the Closing are subject to the fulfillment, to such Holder’ satisfaction, at or before the Closing, or waiver by such Holder, of the following conditions:

5.1 Representations and Warranties True, Correct and Complete. The representations and warranties of the Company contained in Section 4 shall be true, correct and complete in all material respects when made, and shall be true, correct and complete in all material respects as of the date of the Closing with the same force and effect as if they had been made on and as of such date.

5.2 Note Executed and Delivered. The Note for such Holder shall have been duly executed and delivered by the Company in accordance with the terms hereof.

5.3 No Material Adverse Change. There shall have been no material adverse change or effect that, individually or when taken together with all other changes or effects, is or could likely be materially adverse to the business, assets, financial condition, operations, capitalization, or prospects of the Company.

SECTION 6 COVENANTS

6.1 Use of the Proceeds. The Purchase Prices received by the Company shall be used by the Company for the business expansion, capital expenditure and general working capital in connection with its business operation.

SECTION 7 Termination

7.1 Termination by Mutual Consent. This Agreement with respect to a particular Holder may be terminated by mutual consent of the Company and such Holder if the Closing with respect to the subscription for the Note such Holder agreed to subscribe for hereunder fails to occur within 360 calendar days following the date hereof.

SECTION 7 MISCELLANEOUS

8.1 Survival of Representations, Warranties and Covenants. The warranties and representations contained in Sections 3 and 4, and the covenants and agreements made in this Agreement shall survive the execution and delivery of this Agreement and the Closing and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Holders or the Company.

8.2 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any Securities). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. This Agreement and the rights and obligations therein shall not be assigned by the Company without the written consent of the Holders.

8.3 Governing Law; Venue. This Agreement is to be construed in accordance with and governed by the laws of the Hong Kong Special Administrative Region of the PRC (“Hong Kong”) without giving effect to any choice of law provisions. All disputes and controversies arising out of or in connection with this Agreement shall be resolved by arbitration administered by the Hong Kong International Arbitration Center in Hong Kong under the Hong Kong International Arbitration Centre Administered Arbitration Rules in effect (as may be amended by the rest of this provision), which rules are deemed to be incorporated herein by reference.

8.4 Counterparts. This Agreement may be executed and delivered by facsimile, PDF or other electronic signature and in two or more counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

8.5 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

8.6 Notices. Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered to the other party, upon delivery; (b) when sent by facsimile or email to the number or address as set forth in Exhibit B hereto, without receipt of error transmission notice; (c) seven (7) business days after deposit in the mail as air mail or certified mail, receipt requested, postage prepaid and addressed to the other party as set forth in Exhibit B; or (d) three (3) business days after deposit with an overnight delivery service, postage prepaid, addressed to the parties as set forth in Exhibit B hereto with next business day delivery guaranteed, provided that the delivery party receives a confirmation of delivery from the delivery service provider. A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 7.6 by giving the other party written notice of the new address in the manner set forth above.

8.7 Amendments and Waivers. Any term of this Agreement may be amended only with the written consent of the Company and the Holders holding a majority of the outstanding principal amount of each such Note (calculated based on Notes issued and outstanding at the time of such amendment).

8.8 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the remaining provisions of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8.9 Equitable Relief. The parties acknowledge that money damages may not be a sufficient remedy for any breach of this Agreement and that a party shall be entitled to seek injunctive or other equitable relief to remedy or prevent any breach or threatened breach of this Agreement. Such relief shall not be the exclusive remedy, but shall be in addition to any other rights and remedies available at law or in equity.

8.10 Entire Agreement. This Agreement, the exhibits hereof and the documents referred to herein constitute the entire agreement among the parties with respect to the subject matter hereof.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

COMPANY:

Nano Labs Ltd

By:
Name:	Jianping Kong
Title:	Chairman of the Board

SIGNATURE PAGE TO NOTE PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

HOLDERS:

By:
Name:

SIGNATURE PAGE TO NOTE PURCHASE AGREEMENT

Schedule I

LIST OF HOLDERS

SCHEDULE I

EXHIBIT A

FORM OF CONVERTIBLE PROMISSORY NOTE

Exhibit A

EXHIBIT B

To the Company:

To the Holders:

Exhibit B